Placer Del Mar, Ltd.
                           302 Washington Street #351
                               San Diego, CA 92103
                                # (775) 352-3839
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July 16, 2007

Ms. Pamela Howell
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street N.E.
Washington, DC 20005

RE: Placer Del Mar, Ltd.
    Amended Registration Statement on Form SB-2
    Filed June 5, 2007
    File No. 333-127736

Dear Ms. Howell:

This letter shall serve as the request of Placer Del Mar, Ltd., pursuant to Rule 461, to accelerate the effectiveness of the above-referenced registration statement to Friday, July 20, 2007, 12:00PM EST, or the soonest practicable date thereafter. We are aware of our filing obligations under the Securities Act of 1933, as amended, and intend to fully comply therewith.

We also make the following representations:

     * should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     * the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     * the company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your kind cooperation and assistance in this matter.

Very truly yours,


/s/ Humberto Bravo
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Humberto Bravo, President